Atna Reports Work Underway at Pinson Project

Vancouver, B.C. (September 18, 2007). Atna Resources Ltd. (ATN:TSX)  is pleased to report on the progress of work by Pinson Mining Company (PMC), a subsidiary of Barrick Gold Corporation, on  the Pinson Mine Property, Humboldt County, Nevada.  PMC has exercised its right to increase its interest in Pinson to 70% by spending US$30 million to advance exploration and development of the property before April 6, 2009.  The work planned includes:

•	rehabilitation and further development of the underground workings,
•	surface and underground drilling for further definition and delineation of the mineral resource,
•	completion of a feasibility study,
•	drilling of other exploration targets on the property.

Atna has been advised that two Reverse Circulation drills are pre-collaring holes in the mine area.  One core drill has begun to drill tails on the pre-collars while the arrival of a second core rig is pending.  Dewatering has restarted and the underground fans have been turned on for ventilation in anticipation of re-entering the workings in Q4.  Work is reported to be progressing well.

PMC has appointed John Porterfield as Project Manager at Pinson and Dave Arbonies as Senior Project Geologist.  Both gentlemen bring many years of mining experience to the Pinson project.  David Watkins, President and CEO of Atna said, “We are pleased that PMC has appointed a senior team with many years of mining and development experience in Nevada to carry the project forward. We are optimistic the project will ultimately benefit from existing infrastructure in the area. Atna is thrilled to be playing a key role in the enterprise.”

The Pinson Property is located just south of the Turquoise Ridge and Getchell Mines and 8 miles from Newmont’s Twin Creeks mining complex.   Exploration and development by Atna has defined a measured and indicated resource of 1.06 million oz of gold at an average grade of 0.42 ozs per ton and an additional inferred resource of 1.15 million oz of gold with an average grade of 0.34 ozs per ton (Atna News Release, July 11, 2007).  Atna currently holds a 70% interest in the Pinson property; PMC holds 30%.  If PMC does not complete the earn-back expenditure within the agreed time, Atna will be reappointed Operator and the project will proceed as an Atna (70%), PMC (30%) joint venture.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: kjohnston@atna.com

Forward-Looking Statements

Except for the statements of historical fact that may be contained herein, this news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company’s current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.